January 24, 2006

Ms. Jennifer Hardy

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 5th Street NW - Mail Stop 7010

Washington, DC 20549-7010

Re:	PW Eagle, Inc.

Registration Statement on Form S-1

File No. 333-130869

Filed January 5, 2006

Dear Ms. Hardy:

On behalf of PW Eagle, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated January 13, 2006. We appreciate the Staff’s prompt consideration of this response. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

1.

We note that you have filed a confidential treatment request for portions of exhibit 10.63 to this registration statement. Be advised that we will review this application for confidential treatment and comment accordingly in a separate letter and that we will not declare this registration statement effective until we resolve all issues relating to the confidential treatment request.

Response:

Exhibit 10.63 is no longer subject to a pending confidential treatment request. We have removed the notation indicating Exhibit 10.63 is subject to a confidential treatment request.

Ms. Jennifer Hardy

January 24, 2006

Principal and Selling Shareholders, page 50

2.

If any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, please identify it as such. Please note that selling shareholders who are broker-dealers must be identified as underwriters in the prospectus. For selling shareholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

Response:

One of the selling shareholders, Craig-Hallum Capital Group, LLC is a registered broker-dealer. We have identified Craig-Hallum Capital Group, LLC as an underwriter in the prospectus.

Another of the selling shareholders, Capital Ventures International, is affiliated with one or more broker-dealers. We have identified Capital Ventures International as an affiliate of a broker-dealer in the prospectus and stated that Capital Ventures International purchased the securities in the ordinary course of business and at the time of the purchase of the securities had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

Another of the selling shareholders, Caxton International Limited, is affiliated with one or more broker-dealers. We have identified Caxton International Limited as an affiliate of a broker-dealer in the prospectus and stated that Caxton International Limited purchased the securities in the ordinary course of business and at the time of the purchase of the securities had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

Another of the selling shareholders, Millennium Partners, L.P., is affiliated with one or more broker-dealers. We have identified Millennium Partners, L.P. as an affiliate of a broker-dealer in the prospectus and stated that Millennium Partners, L.P. purchased the securities in the ordinary course of business and at the time of the purchase of the securities had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

Ms. Jennifer Hardy

January 24, 2006

Another of the selling shareholders, Shepherd Investments International, Limited, is affiliated with one or more broker-dealers. We have identified Shepherd Investments International, Limited as an affiliate of a broker-dealer in the prospectus and stated that Shepherd Investments International, Limited purchased the securities in the ordinary course of business and at the time of the purchase of the securities had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

3.

For a beneficial owner that is not a natural person and not (i) a reporting company under the Exchange Act, (ii) a majority owned subsidiary of a reporting company under the Exchange Act, or (iii) a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretations 4S. in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise.

Response:

We have indicated by footnote in the prospectus for Craig-Hallum Capital Group, LLC, Capital Ventures International and Caxton International Limited the natural person or persons having sole or shared voting and investment control over the securities held by each of those entities.

Item 17.	Undertakings, page II-2

4.	Because you do not appear to be relying on Rule 430A of the Securities Act in conducting this offering, please remove the undertaking contained in Item 512(i) of Regulation S-K, or advise.

Response:

We are not relying on Rule 430A of the Securities Act in conducting this offering and have deleted the undertaking contained in Item 512(i) of Regulation S-K.

Closing Comments

We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers or agents and their arrangements with selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please

Ms. Jennifer Hardy

January 24, 2006

revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

Response:

We have revised the disclosure in the prospectus to state that we will file a prospectus supplement in the event any successor(s) to the named selling shareholders wish to sell under this prospectus.

We acknowledge on behalf of the Company, having been authorized by the Company to do so, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Ryan Brauer (612-492-7252).

Sincerely,

/s/ MELODIE R. ROSE
Melodie R. Rose

Direct Dial: 612.492.7162

Email: mrose@fredlaw.com